September 28, 2007
Via Edgar Transmission
And Via Hand Delivery
Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Grubb & Ellis Company (the “Company”)
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-144306

Dear Ms. Wolff and Mr. McTiernan:
        On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 2 to its Registration Statement on Form S-4 and Exhibits thereto (“Amendment No. 2” or the “Proxy Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated September 18, 2007. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meanings as ascribed to them in Amendment No. 2. All page references in the responses set forth below refer to the version of Amendment No. 2 that is marked to show changes from the Company’s Amendment No. 1 to its Registration Statement on Form S-4 filed with the Commission on August 31, 2007 (“Amendment No. 1”). In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of Amendment No. 2, three of which are marked to show changes from Amendment No. 1.
        Specifically, on behalf of the Company please be advised of the following:

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

Proxy Statement/Prospectus Cover Page
1.	We note your response to comment 7. The cover page should be limited to the most significant information regarding the vote. Please remove the fourth paragraph relating to insider voting agreements.
       Please be advised that we have removed the fourth paragraph relating to the insider voting agreements from the cover page of the Proxy Statement.
Summary, page 1
2.	We note your response to comment 10 and the disclosure of the accretive effect to Grubb & Ellis stockholders. Please revise to include the dilutive effect to NNN shareholders.
       Please be advised that disclosure has been added to page 6 of Amendment No. 2 to include the dilutive effect to NNN stockholders.
3.	We note your response to comment 11 and the disclosure that the exchange ratio was determined by arms-length negotiations based upon each company’s assessment of their relative values. Please revise to explain the bases for such assessments.
       Please be advised that disclosure has been added to page 3 of Amendment No. 2 explaining the bases for each company’s assessment of their relative values.
Selected Financial Data, Page 13
4.	We have considered your response to our prior comment 16. Please revise your disclosure to provide a brief discussion of the reasons why the adoption of the SFAS 150 resulted in a cumulative effect adjustment.
       Please be advised that disclosure has been added to page 14 of Amendment No. 2 providing the reasons why the adoption of SFAS 150 resulted in a cumulative effect adjustment.
Comparative per Share Market Price and Dividend Information, page 43

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

5.	We note your response to comment 8. We are still unclear how you have been able to determine that the combined Company will be able to sustain an annual dividend of $0.41 per share. It does not appear that NNN Realty Advisors has a history of paying a dividend at or above that rate and Grubb Ellis has no dividend history. Given that the number of shares outstanding will increase as a result of the merger, explain to us specifically how you have determined that you will be able to pay an annual dividend of $0.41 per share and revise your disclosure accordingly. In your response and disclosure include the quantitative measures you have used to support your annual dividend rate.
       Please be advised that disclosure has been added to page 47 of Amendment No. 2 describing the process and quantitative measures by which it was determined that the combined company would be able to pay an annual dividend of $0.41 per share post closing.
Notes to the Unaudited Pro Forma Merger Condensed Combined Consolidated Balance Sheet as of June 30, 2007
Footnote (c), page 52
6.	We have considered your response to our prior comment 24. Revise your presentation to provide greater detail of the tangible net assets acquired in the transaction in a tabular format.
       Please be advised that footnote (c) on page 52 of Amendment No. 2 has been revised to provide greater detail of the tangible net assets acquired in the transaction in a tabular format.
Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the Six Months Ended June 30, 2007
Footnote (b), page 56
7.	We have considered your response to our prior comment 26. We are still unclear how you have determined that your current income statement presentation is appropriate as you present multiple captions for what appears to be the same

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

expense items (i.e. compensation costs and amortization of intangible assets). Revise your presentation to comply with Rule 5-03 of Regulation S-X or explain to us why no such revisions are necessary.
       Please be advised that the financial statement presentation, including the pro forma financial information, included in Amendment No. 2 has been revised to comply with Rule 5-03 of Regulation S-X.
Footnote (d), page 56
8.	We have considered your response to our prior comment 27. Revise your footnote disclosure to indicate that you have determined that your trade name is an indefinite lived intangible asset and your rationale for arriving at that conclusion under SFAS 142.
       Please be advised that footnote (d) on page 56 of Amendment No. 2 has been revised to indicate that the trade name is an indefinite lived tangible asset, and such revised footnote also includes the rationale for arriving at such conclusion under SFAS 142.
Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations for the Year Ended December 31, 2006
Footnote (g), page 61
9.	We are still unclear how you determined that it would be appropriate to eliminate the preferred stock conversion charge of $105.3 million for purposes of calculating pro forma combined earnings per share. It does not appear that this charge would have been avoided had the merger taken place on December 31, 2006, therefore we are unclear how the adjustment recorded is directly attributable to the transaction. Revise your calculation in your next amendment to include the preferred stock conversion charge or explain to us why no revision is necessary.
       Please be advised that the Statement of Operations on page 59 of Amendment No. 2 has been revised and footnote (g) has been incorporated into footnote (f) on page 61 of Amendment No. 2  and revised to include the calculation of the preferred stock conversion charge.

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

NNN Realty Advisors’ Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview and Background, page 66
10.	Please disclose the relative contribution to revenues from TIC programs and non-traded REITs.
       Please be advised that disclosure has been added to page 66 of Amendment No. 2 regarding the relative contribution to revenues from TIC programs and non-traded REITs.
11.	Please disclose relevant trends regarding your managed programs, including the impact on future revenues of programs that are ceasing offerings and programs that are liquidating.
       Please be advised that the disclosure on page 66 of Amendment No. 2 has been revised to disclose trends regarding managed programs. Please note that the current liquidation of certain of NNN’s managed programs is a result of the end of the life cycle of such programs and does not represent a trend relative to all programs managed.
Real Estate Investor Programs, page 145
12.	Please revise the program table to disclose the date each program will cease offering securities and the liquidation dates.
       Please be advised that the program table on page 145 of Amendment No. 2 has been revised to disclose the date each program will cease offering securities and their respective liquidation dates.
Related Party Transactions, page 178
13.	Please revise the disclosure to clarify why a non-dedicated, non-employee executive officer, such as Mr. Peters and Ms. Biller, who are employed by the advisor which has a contractual obligation to perform services for the programs, would be paid a retention bonus by the programs. Please disclose whether these payments were made with the approval or consent of the advisor or were negotiated directly

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

between the non-employee officers and the program. Please disclose whether you anticipate similar retention bonuses being paid to your employees directly by the programs you advise.
       Please be advised that the disclosure on pages 178 and F-47 of Amendment No. 2 has been revised to indicate that the retention bonuses paid to Mr. Peters and Ms. Biller were approved by the independent directors and stockholders of G REIT Inc. As disclosed in Amendment No. 2, these bonuses relate to the continuing SEC reporting of G REIT during the liquidation process. It is anticipated that decisions relating to future retention bonuses will be made on a case by case basis by the board of directors and stockholders of the program and the Company respectfully submits that additional disclosure is not warranted as it is unable to predict whether such bonuses will be granted in the future.
Note 25. Employee Benefit Plans, page F-49
14.	We have considered your response to our prior comment 48 and are still unclear why you have not accrued the $1.75 million relocation payment to one of your officers. Explain to us why it is not probable that the merger will take place and why it is not probable that Mr. Peters will use the relocation payment to move or purchase a second residence.
       Pleased be advised that, as per NNN’s conversation with the Staff, the proposed $1.75 million relocation payment due to Mr. Peters was pursuant to an employment agreement with NNN and was payable only upon Mr. Peters’ relocation to Santa Ana, California where NNN’s headquarters is located. Mr. Peters subsequently informed NNN prior to the year ended December 31, 2006 that he would not relocate to Santa Ana and NNN therefore determined that the relocation payment was not probable based upon this representation by Mr. Peters in accordance with SFAS 5. In connection with the merger, Mr. Peters’ new employment arrangement with the combined company provides for a $1.0 million payment for a second residence in Santa Ana, which will replace the terms of the previous employment agreement, and is contingent upon the completion of the merger and the purchase of a second residence. Upon consummation of the merger, NNN will make the appropriate determination as to whether the $1.0 million payment to Mr. Peters is probable in accordance with SFAS 5.

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

Note 29. Subsequent Events (Unaudited), page F-59
15.	We note that the Company made several acquisitions subsequent to June 30, 2007. Tell us whether any of these acquisitions met the significance test of Rule 3-14 of Regulation S-X requiring you to include audited statements of revenues and certain expenses in your filing.
       Please be advised that the Company acknowledges the Staff’s comment and respectfully submits that audited statements of revenues and certain expenses related to these acquisitions would not be material to investors as these properties are held for sale by NNN, which are included as discontinued operations from the point of acquisition, and never at any point in time constitute continuing operations of NNN. NNN is continually purchasing properties for sale and subsequently selling these properties to its sponsored programs on an ongoing basis. These purchases and sales of properties often occur within the same reporting period. For example, since Amendment No. 1 was filed, NNN has sold all but two of the properties for which it provided Rule 3-14 financial information, and one of the two remaining properties is expected to be sold next week. Further, NNN has sold two of the four properties identified in the subsequent events footnote. The Company requests that the Staff waive the requirement to provide the Rule 3-14 audit information for properties acquired following the date the most recent balance sheet is required (June 30, 2007) because (i) providing Rule 3-14 financial information on these properties does not benefit stockholders as these properties never at any point in time constitute continuing operations of NNN and (ii) application of the rule in this instance will require NNN to alter its ordinary course in the acquisition of properties as such acquisitions (or proposed acquisitions) will require NNN to obtain and include additional audited financial information in each amendment to the Registration Statement on Form S-4 prior to effectiveness.
Annex C
16.	We note your response to comment 50. We reissue the comment in part. Please disclose the basis for JMP’s belief that shareholders cannot rely upon the opinion to support any claims against JMP arising under applicable state law. Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such

Elaine Wolff, Esq.
Michael McTiernan, Esq.
United States Securities and Exchange Commission
September 28, 2007

a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to JMP would have no effect on the rights and responsibilities of either JMP or the board of directors under the federal securities law.
       Please be advised that JMP has reissued its fairness opinion dated May 22, 2007, and in doing so has deleted the notion in the penultimate paragraph of the fairness opinion that the letter is for the information of the Board of Grubb & Ellis “only” and such reissued fairness opinion is included in this Amendment No. 2.
Exhibits
Tax Opinion
17.	Refer to the last paragraph of the opinion. Counsel’s statement that the opinion is furnished solely to the company is inappropriate as shareholders must be able to rely on the opinion. Please file a revised opinion that omits the limitation on reliance.
       Please be advised that the Tax Opinion has been revised to delete the statement that the opinion is furnished solely to the Company.
* * * * * * *
       Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours,

/s/ Clifford A. Brandeis

Clifford A. Brandeis